Exhibit 99.1

Pernod Ricard to Acquire Castle Brands for $223 Million

Castle Brands Shareholders to Receive $1.27 Per Share in Cash, Representing 92% Premium to Castle Brands Share Price and 109% Premium to 30-Day Volume Weighted Average Share Price

PARIS and NEW YORK — August 28, 2019 — Pernod Ricard (Euronext Ticker RI; ISIN Code: FR0000120693) and Castle Brands Inc. (NYSE American: ROX), today announced that they have entered into a definitive agreement under which Pernod Ricard, through a subsidiary, will acquire all of the outstanding common stock of Castle Brands for $1.27 per share in cash, or approximately $223 million, plus the assumption of debt, through a cash tender offer followed by a merger.

Under the terms of the merger agreement, which has been unanimously approved by the Castle Brands Board of Directors, Castle Brands shareholders will receive $1.27 in cash for each outstanding share of Castle Brands common stock they own, representing a 92% premium to Castle Brands’ closing share price on August 27, 2019, and a 109% premium to the 30-day volume weighted average share price through such date.

Alexandre Ricard, Chairman and Chief Executive Officer of Pernod Ricard, stated, “Through this acquisition we welcome this great brand portfolio, in particular, Jefferson’s bourbon whiskey, to the Pernod Ricard family. Bourbon is a key category in the US which is our single most important market. This deal aligns well with our consumer-centric strategy to offer our consumers the broadest line-up of high-quality premium brands. As with our American whiskies Smooth Ambler, Rabbit Hole and TX, we would provide Jefferson’s a strong route to market and secure its long-term development, while remaining true to its authentic and innovative character.”

“We are very pleased to reach an agreement with Pernod Ricard, which is the result of months of planning and deliberation by our Board of Directors,” said Richard J. Lampen, President and Chief Executive Officer of Castle Brands. “We are confident that this transaction, upon closing, will deliver immediate and substantial cash value to our shareholders.”

The merger agreement provides for a cash tender offer to acquire all outstanding shares of Castle Brands to be launched shortly. The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of Castle Brands’ outstanding shares, early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary conditions. Once the tender offer is successfully completed, Pernod Ricard will acquire all shares not acquired in the tender offer through a second-step merger in which the holders of the outstanding shares of Castle Brands common stock not tendered in the offer will receive the same per share price paid in the tender offer, in cash. The transaction is expected to close in the fourth quarter of 2019.

BofA Merrill Lynch acted as financial advisor to Pernod Ricard and Debevoise & Plimpton LLP acted as its legal advisor. Perella Weinberg Partners and Houlihan Lokey acted as financial advisors to Castle Brands, Holland & Knight LLP acted as Castle Brands’ legal advisor, and Sullivan & Cromwell LLP acted as legal advisor to Castle Brands’ financial advisors.

Important Information about the Tender Offer

The tender offer described in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Castle Brands or any other securities. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Pernod Ricard and a subsidiary of Pernod Ricard with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Castle Brands with the SEC. The offer to purchase shares of Castle Brands common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY RELATED DOCUMENTS REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER.

Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement. In addition, Castle Brands files annual, quarterly and current reports and other information with the SEC. Castle Brands’ filings with the SEC are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

About Castle Brands

Castle Brands is a developer and international marketer of premium and super-premium brands including: Jefferson’s®, Jefferson’s Presidential SelectTM, Jefferson’s Reserve®, Jefferson’s Ocean Aged at Sea Bourbon®, Jefferson’s Wine Finish Collection and Jefferson’s Wood Experiments, Goslings® Rums, Goslings® Stormy Ginger Beer, Knappogue Castle Whiskey®, Clontarf® Irish Whiskey, Pallini® Limoncello, Boru® Vodka, Brady’s® Irish Cream, The Arran Malt® Single Malt Scotch Whisky, The Robert Burns Scotch Whisky and Machrie Moor Scotch Whisky. Additional information concerning the Company is available on the Company’s website, www.castlebrandsinc.com.

About Pernod Ricard

Pernod Ricard is the No.2 worldwide producer of wines and spirits with consolidated sales of €8,987 million in FY18. Created in 1975 by the merger of Ricard and Pernod, the Group has developed through organic growth and acquisitions: Seagram (2001), Allied Domecq (2005) and Vin&Sprit (2008). Pernod Ricard, which owns 16 of the Top 100 Spirits Brands, holds one of the most prestigious and comprehensive brand portfolios in the industry, including: Absolut Vodka, Ricard pastis, Ballantine’s, Chivas Regal, Royal Salute, and The Glenlivet Scotch whiskies, Jameson Irish whiskey, Martell cognac, Havana Club rum, Beefeater gin, Malibu liqueur, Mumm and Perrier-Jouët champagnes, as well Jacob’s Creek, Brancott Estate, Campo Viejo, and Kenwood wines. Pernod Ricard’s brands are distributed via six Brand Companies through 87 direct affiliates across five continents. The Group’s decentralised organisation empowers its 19,000 employees to be true on-the-ground ambassadors of its vision of “Créateurs de Convivialité.” As reaffirmed by the Group’s three-year strategic plan, “Transform and Accelerate,” deployed in 2018, Pernod Ricard’s strategy focuses on investing in long-term, profitable growth for all stakeholders. The Group remains true to its three founding values: entrepreneurial spirit, mutual trust, and a strong sense of ethics. As illustrated by the 2030 roadmap supporting the United Nations Sustainable Development Goals (SDGs), “We bring good times from a good place.” In recognition of Pernod Ricard’s strong commitment to sustainable development and responsible consumption, it has received a Gold rating from Ecovadis and is ranked No. 1 in the beverage sector in Vigeo Eiris. Pernod Ricard is also a United Nation’s Global Compact LEAD company.

Pernod Ricard is listed on Euronext (Ticker: RI; ISIN Code: FR0000120693) and is part of the CAC 40 index.

Forward Looking Statements

This press release contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Pernod Ricard’s and Castle Brands’ control.

Statements in this document regarding Pernod Ricard and Castle Brands that are forward-looking, including, without limitation, projections as to the anticipated benefits of the proposed transaction and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Pernod Ricard, and Castle Brands. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a sufficient number of Castle Brands shares are not tendered to complete the tender offer; and management’s ability to promptly and effectively integrate the businesses of the two companies.

More information about these and other factors are described under the caption “Risk Factors” in Castle Brands’ Annual Report on Form 10-K for the year ended March 31, 2019 and other reports Castle Brands files with the SEC as well as the tender offer documents to be filed by Pernod Ricard and Castle Brands. Except as specifically noted, information on, or accessible from, any website to which this press release contains a hyperlink is not incorporated by reference into this press release and does not constitute a part of this press release.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations or financial condition of Pernod Ricard or Castle Brands. Neither Pernod Ricard nor Castle Brands assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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Contacts

Pernod Ricard

Julia Massies / VP, Financial Communications & Investor Relations — +33 (0) 1 41 00 42 02

Adam Ramjean / Investor Relations Manager — +33 (0) 1 41 00 41 59

Fabien Darrigues / External Communications Director — +33 (0) 1 41 00 44 86

Emmanuel Vouin / Press Relations Manager — +33 (0) 1 41 00 44 04

Alison Donohoe / Press Relations Manager — +33 (0) 1 41 00 44 63

Castle Brands

Jared Levy & Ben Spicehandler — Castle-SVC@SARDVERB.com